Exhibit 99.1

Vipshop Reports Unaudited Third Quarter 2015 Financial Results

3Q15 Total Net Revenue Up 63% YoY to RMB8.67 Billion (US$1.36 Billion)

3Q15 Income from Operations Up 241% to RMB436 Million (US$69 Million)

3Q15 Net Income Attributable to Shareholders Up 90% to RMB317 Million (US$50 Million)

Conference Call to be Held at 8:00 AM U.S. Eastern Time on November 18, 2015

Guangzhou, China, November 17, 2015 — Vipshop Holdings Limited (NYSE: VIPS), a leading online discount retailer for brands in China (“Vipshop” or the “Company”), today announced its unaudited financial results for the third quarter ended September 30, 2015.

Third Quarter 2015 Highlights

•                       Total net revenue increased by 63% to RMB8.67 billion (US$1.36 billion) from RMB5.33 billion in the prior year period.

•                       Gross profit increased by 63% to RMB2.16 billion (US$339 million) from RMB1.33 billion in the prior year period. Gross margin remained stable at 24.9%, as compared to the prior year period.

•                       Income from operations increased by 241% to RMB436 million (US$69 million) from RMB128 million in the prior year period. Operating margin increased to 5.0% from 2.4% in the prior year period.

•                       Non-GAAP income from operations1 increased by 131% to RMB587 million (US$92 million) from RMB254 million in the prior year period. Non-GAAP operating margin2 increased to 6.8% from 4.8% in the prior year period.

•                       Net income attributable to Vipshop’s shareholders increased by 90% to RMB317 million (US$50 million) from RMB167 million in the prior year period. Net income margin attributable to Vipshop’s shareholders increased to 3.7% from 3.1% in the prior year period.

•                       Non-GAAP net income attributable to Vipshop’s shareholders3 increased by 62% to RMB453 million (US$71 million) from RMB279 million in the prior year period. Non-GAAP net income margin attributable to Vipshop’s shareholders4 remained stable at 5.2%, as compared to the prior year period.

Mr. Eric Shen, chairman and chief executive officer of Vipshop, stated, “Even though we are disappointed that we didn’t achieve our revenue guidance for the third quarter 2015, we firmly believe that the business fundamentals and growth dynamics of our platform, in terms of orders, customers and revenues, remain solid. We added 5.4 million new active customers5 in the third quarter, bringing our number of total active customers to 14.6 million. Customer loyalty and buying activity also continued to strengthen during the quarter: Customers made 3.1 purchases and spent RMB595 on average, up from 2.9 purchases and RMB541, respectively, in the prior year period; and 92.5% of our total orders were made by repeat customers. Our GMV from mobile rose to 79% in the third quarter, up from 57% one year ago, further demonstrating the strong appeal of our flash sale offering to on-the-go shoppers. Our cross-border e-commerce business continued to ramp up, with 164% sequential growth. Overall, our cross-border initiatives, supplier and consumer financing programs and logistical enhancements further characterize our platform as an ecosystem designed to drive value for global brands and customers alike.”

Mr. Donghao Yang, chief financial officer of Vipshop, commented, “Unfortunately, our forecast for the third quarter did not hold up due to unexpected seasonal patterns this year especially late into the quarter, as well as new customer acquisition growth being slightly softer than expected. This was partly due to our conservative approach in optimizing our marketing budget allocation and not investing more aggressively into new user acquisition, leading us to miss our top-line guidance. However, we still managed to increase revenues by over 63% year over year, as well as expand our operating margin to 5.0% from 2.4% in the prior year period. By the close of the third quarter, our warehouse capacity reached 1.6 million square meters, and our total orders covered by our network of in-house and invested couriers reached 80%; in both cases we met our year-end targets one quarter ahead of time. We are also announcing that our board of directors has given us an additional authorization to repurchase up to $300 million of our ADSs. We believe that this initiative demonstrates our confidence in the long-term outlook for our business. Looking ahead, we remain confident in our ability to continue to scale our platform in terms of revenue, order and customer growth as well as logistical expansion and optimization, as we build upon our proven model and create enduring value for our shareholders.”

1  Non-GAAP income from operations is a non-GAAP financial measure, which is defined as income from operations excluding share-based compensation expenses and amortization of intangible assets resulting from a business acquisition.

2  Non-GAAP operating income margin is a non-GAAP financial measure, which is defined as non-GAAP income from operations as a percentage of total net revenues.

3  Non-GAAP net income attributable to Vipshop’s shareholders is a non-GAAP financial measure, which is defined as net income attributable to Vipshop’s shareholders excluding share-based compensation expenses and amortization of intangible assets resulting from a business acquisition and equity method investments.

4  Non-GAAP net income margin attributable to Vipshop’s shareholders is a non-GAAP financial measure, which is defined as Non-GAAP net income attributable to Vipshop’s shareholders as a percentage of total net revenues.

5  “New active customers” refer to any customer who, for a given period, (i) is an active customer during such period, and (ii) had not purchased products from the Company or its online marketplace platforms prior to such period.

Third Quarter 2015 Financial Results

REVENUE

Total net revenue for the third quarter of 2015 increased by 63% to RMB8.67 billion (US$1.36 billion) from RMB5.33 billion in the prior year period, primarily driven by the growth in the numbers of total active customers, repeat customers, total orders, as well as the increasing revenue contribution from the mobile platform.

The number of active customers6 for the third quarter of 2015 increased by 48% to 14.6 million from 9.8 million in the prior year period. The number of total orders7 for the third quarter of 2015 increased by 58% to 44.8 million from 28.3 million in the prior year period8.

In an effort to increase focus on its core flash sales business, the Company began to substantially scale down its lower-margin group-buy business in the third quarter of 2014. Excluding the impact of the group-buy business and Lefeng, the number of total customers and total orders for Vipshop’s core flash sales business increased by 71% and 75% year over year, respectively. On the mobile platform, the number of total active customers and total orders for Vipshop’s core flash sales business increased by 137% and 141% year over year, respectively.

GROSS PROFIT

Gross profit for the third quarter of 2015 increased by 63% to RMB2.16 billion (US$339 million) from RMB1.33 billion in the prior year period, primarily attributable to the expanding scale of the business. Gross margin remained stable at 24.9%, as compared with the prior year period.

OPERATING INCOME AND EXPENSES

Total operating expenses for the third quarter of 2015 were RMB1.80 billion (US$283 million), as compared with the RMB1.24 billion in the prior year period. As a percentage of total net revenue, total operating expenses decreased to 20.7% from 23.3% in the prior year period.

•                    Fulfillment expenses for the third quarter of 2015 were RMB778 million (US$122 million), as compared with RMB509 million in the prior year period, primarily reflecting the increase in sales volume, and number of orders fulfilled. As a percentage of total net revenue, fulfillment expenses decreased to 9.0% from 9.6% in the prior year period, primarily reflecting the scale effect associated with the growth in total net revenue and the increase in average ticket size.

•                       Marketing expenses for the third quarter of 2015 were RMB470 million (US$74 million), as compared with RMB284 million in the prior year period, reflecting the Company’s strategy to drive long-term growth through increasing investments in strengthening its brand awareness, attracting new users and expanding market share. As a percentage of total net revenue, marketing expenses were 5.4%, as compared to 5.3% in the prior year period.

•                       Technology and content expenses for the third quarter of 2015 were RMB253 million (US$40 million), as compared with RMB190 million in the prior year period, reflecting the Company’s continued efforts to invest in human capital and advanced technologies such as data analytics, which can help improve the ability to predict consumer behavior and further enhance user experience. As a percentage of total net revenue, technology and content expenses decreased to 2.9% from 3.6% in the prior year period, primarily reflecting the scale effect associated with the growth in total net revenue.

•                       General and administrative expenses for the third quarter of 2015 were RMB297 million (US$47 million), as compared with RMB259 million in the prior year period. As a percentage of total net revenue, general and administrative expenses decreased to 3.4% from 4.9% in the prior year period, primarily reflecting the scale effect associated with the growth in total net revenue.

Income from operations for the third quarter of 2015 increased by 241% to RMB436 million (US$69 million) from RMB128 million in the prior year period due to the growing scale of the Company’s operations and decrease in fulfillment, technology and content and general and administrative expenses as a percentage of total net revenue. Operating income margin increased to 5.0% from 2.4% in the prior year period.

Non-GAAP income from operations, which excludes share-based compensation expenses and amortization of intangible assets resulting from a business acquisition, increased by 131% to RMB587 million (US$92 million) from RMB254 million in the prior year period. Non-GAAP operating income margin increased to 6.8% from 4.8% in the prior year period.

6  Beginning in the first quarter of 2015, the Company has updated its definition of “active customers” from “registered members who have purchased products from the Company at least once during the relevant period” to “registered members who have purchased from the Company or the Company’s online marketplace platforms at least once during the relevant period.” The active customer figures in 2014 and 2015 include active Lefeng customers after the Lefeng acquisition was completed in February 2014.

7  Beginning in the first quarter of 2015, the Company has updated its definition of “total orders” from “the total number of orders placed during the relevant period” to “the total number of orders placed during the relevant period, including the orders for products and services sold in the Company’s online sales business and on the Company’s online marketplace platforms, net of orders returned.” The total order figures in 2014 and 2015 include orders attributable to Lefeng after the Lefeng acquisition was completed in February 2014.

8  The prior year period figures of active customers, total orders and repeat customers in this release have also been revised to reflect the broadened definitions to ensure comparability.

NET INCOME

Exchange loss was RMB57 million (US$9 million), as compared to an exchange gain of RMB21 million in the prior year period, primarily driven by the weakening value of the Renminbi relative to the U.S. dollar.

Net income attributable to Vipshop’s shareholders increased by 90% to RMB317 million (US$50 million) from RMB167 million in the prior year period. Net income margin attributable to Vipshop’s shareholders increased to 3.7% from 3.1% in the prior year period. Net income attributable to Vipshop’s shareholders per diluted ADS9 increased to RMB0.53 (US$0.08) from RMB0.28 in the prior year period.

Non-GAAP net income attributable to Vipshop’s shareholders, which excludes share-based compensation expenses and amortization of intangible assets resulting from a business acquisition and equity method investments, increased by 62% to RMB453 million (US$71 million) from RMB279 million in the prior year period. Non-GAAP net income margin attributable to Vipshop’s shareholders remained stable at 5.2%, as compared to the prior year period. The stagnant growth in non-GAAP net income margin was primarily attributable to the relatively large exchange loss in the period. Non-GAAP net income attributable to Vipshop’s shareholders per diluted ADS increased to RMB0.76 (US$0.12) from RMB0.47 in the prior year period.

For the quarter ended September 30, 2015, the Company’s weighted average number of ADSs used in computing diluted income per ADS was 599,346,325.

As of September 30, 2015, the Company had cash and cash equivalents, and restricted cash of RMB3.54 billion (US$558 million) and held-to-maturity securities of RMB2.58 billion (US$406 million).

For the quarter ended September 30, 2015, net cash from operating activities was RMB285 million (US$45 million).

Recent Developments

In the third quarter of 2015, the Company invested RMB837 million (US$132 million) in securing land for future office space in the Pazhou Internet Innovation Zone in order to accommodate future work force expansion and reduce long-term operating costs.

9  “ADS” means American Depositary Share. Effective November 3, 2014, the Company changed its ADS to Class A Ordinary Share (“Share”) ratio from one ADS representing two ordinary shares to five ADSs representing one ordinary share. The computation of GAAP and non-GAAP income per diluted ADS have been adjusted retroactively for all periods presented to reflect this change.

Share Repurchase Program

On November 17, 2015, the Company’s board of directors has approved a share repurchase program whereby the Company may purchase its own ADSs with an aggregate value of up to US$300 million over the next 24-month period, ending on November 16, 2017. The Company expects to fund the repurchase out of its existing cash balance, including cash generated from its operations.

The Company expects to effect the proposed share repurchase on the open market at prevailing market prices, in negotiated transactions off the market, and/or in other legally permissible means from time to time as market conditions warrant in compliance with applicable requirements of Rule 10b5-1 and/or Rule 10b-18 under the U.S. Securities Exchange Act of 1934, as amended, at times and in such amounts as the Company deems appropriate. The share repurchase program does not obligate the Company to acquire any particular number of ADSs and may be suspended, terminated or extended at any time at the Company’s discretion without prior notice.

Business Outlook

For the fourth quarter of 2015, the Company expects its total net revenue to be between RMB12.0 billion and RMB12.5 billion, representing a year-over-year growth rate of approximately 43% to 49%. These forecasts reflect the Company’s current and preliminary view on the market and operational conditions, which is subject to change.

Exchange Rate

This announcement contains currency conversions of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars are made at a rate of RMB6.3556 to US$1.00, the effective noon buying rate for September 30, 2015 as set forth in the H.10 statistical release of the Federal Reserve Board.

Conference Call Information

The Company will hold a conference call on Wednesday, November 18, 2015 at 8:00 am Eastern Time or 9:00 pm Beijing Time to discuss its financial results and operating performance for the third quarter 2015.

United States:	+1-845-675-0438
International Toll Free:	+1-855-500-8701
China Domestic:	400-1200654
Hong Kong:	+852-3018-6776
Conference ID:	#75283218

The replay will be accessible through November 25, 2015 by dialing the following numbers:

United States Toll Free:	+1-855-452-5696
International:	+61 2 90034211
Conference ID:	#75283218

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at http://ir.vip.com.

About Vipshop Holdings Limited

Vipshop Holdings Limited is a leading online discount retailer for brands in China. Vipshop offers high quality and popular branded products to consumers throughout China at a significant discount to retail prices. Since it was founded in August 2008, the Company has rapidly built a sizeable and growing base of customers and brand partners. For more information, please visit www.vip.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Vipshop’s strategic and operational plans, contain forward-looking statements. Vipshop may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Vipshop’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Vipshop’s goals and strategies; Vipshop’s future business development, results of operations and financial condition; the expected growth of the online discount retail market in China; Vipshop’s ability to attract customers and brand partners and further enhance its brand recognition; Vipshop’s expectations regarding demand for and market acceptance of flash sales products and services; competition in the discount retail industry; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Vipshop’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Vipshop does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Use of Non-GAAP Financial Measures

The unaudited condensed consolidated financial information is prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”), except that the consolidated statement of shareholders’ equity, consolidated statements of cash flows, and the detailed notes required by Accounting Standards Codification 270 Interim Reporting (“ASC270”), have not been presented. Vipshop uses non-GAAP net income attributable to Vipshop’s shareholders, non-GAAP net income per diluted ADS, non-GAAP income from operations, non-GAAP net income margin, and non-GAAP operating income margin, each of which is a non-GAAP financial measure. Non-GAAP net income attributable to Vipshop’s shareholders is net income attributable to Vipshop’s shareholders excluding share-based compensation expenses and amortization of intangible assets resulting from a business acquisition and equity method investments. Non-GAAP net income per diluted ADS is non-GAAP net income divided by weighted average number of diluted ADS. Non-GAAP income from operations is income from operations excluding share-based compensation expenses and amortization of intangible assets resulting from a business acquisition. Non-GAAP operating income margin is non-GAAP income from operations as a percentage of total net revenue. Non-GAAP net income margin is non-GAAP net income as a percentage of total net revenue. The Company believes that separate analysis and exclusion of the non-cash impact of share-based compensation and amortization of intangible assets adds clarity to the constituent parts of its performance. The Company reviews these non-GAAP financial measures together with GAAP financial measures to obtain a better understanding of its operating performance. It uses these non-GAAP financial measures for planning, forecasting and measuring results against the forecast. The Company believes that non-GAAP financial measures are useful supplemental information for investors and analysts to assess its operating performance without the effect of non-cash share-based compensation expenses and amortization of intangible assets, which have been and will continue to be significant recurring expenses in its business. However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company’s net income for the period. In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measure in isolation from or as an alternative to the financial measure prepared in accordance with U.S. GAAP.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation from, or as a substitute for, the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Vipshop Holdings Limited Reconciliations of GAAP and Non-GAAP Results” at the end of this release.

Investor Relations Contact

Vipshop Holdings Limited

Millicent Tu

Tel: +86 (20) 2233-0732

Email:IR@vipshop.com

ICR, Inc.

Jeremy Peruski

Tel: +1 (646) 405-4866

Email: IR@vipshop.com

Vipshop Holdings Limited

Condensed Consolidated Statements of Income and Comprehensive Income

(In thousands, except per share data)

	Three Months Ended
	September 30,2014	September 30,2015	September 30,2015
	RMB’000	RMB’000	USD’000
	(Unaudited)	(Unaudited)	(Unaudited)

Product revenues	5,192,259	8,508,687	1,338,770
Other revenues (1)	137,886	162,558	25,577
Total net revenues	5,330,145	8,671,245	1,364,347
Cost of goods sold	(4,004,433)	(6,514,921)	(1,025,068)
Gross profit	1,325,712	2,156,324	339,279
Operating expenses
Fulfillment expenses(2)	(509,459)	(778,099)	(122,426)
Marketing expenses	(284,370)	(469,615)	(73,890)
Technology and content expenses	(189,644)	(253,075)	(39,819)
General and administrative expenses(3)	(259,055)	(296,630)	(46,672)
Total operating expenses	(1,242,528)	(1,797,419)	(282,807)
Other income	44,538	77,156	12,140
Income from operations	127,722	436,061	68,612
Other non-operating income	15,765	0	0
Interest expenses	(23,803)	(22,499)	(3,540)
Interest income	71,194	62,819	9,884
Exchange gain (loss)	21,457	(56,886)	(8,951)
Income before income taxes and share of loss of affiliates	212,335	419,495	66,005
Income tax expense(4)	(62,752)	(93,204)	(14,665)
Share of loss of affiliates	(12,596)	(33,438)	(5,261)
Net income	136,987	292,853	46,079
Net loss attributable to noncontrolling interests	30,104	23,845	3,752
Net income attributable to Vipshop’s shareholders	167,091	316,698	49,831

Shares used in calculating earnings per share(5):
Class A ordinary shares:
—Basic	97,215,769	99,665,268	99,665,268
—Diluted	102,910,238	103,358,907	103,358,907

Class B ordinary shares:
—Basic	16,510,358	16,510,358	16,510,358
—Diluted	16,510,358	16,510,358	16,510,358

Net earnings per Class A share

Net income attributable to Vipshop’s shareholders—Basic	1.47	2.73	0.43

Net income attributable to Vipshop’s shareholders—Diluted	1.40	2.64	0.42

Net earnings per Class B share

Net income attributable to Vipshop’s shareholders—Basic	1.47	2.73	0.43

Net income attributable to Vipshop’s shareholders—Diluted	1.40	2.64	0.42

Net earnings per ADS (1 ordinary share equals to 5 ADSs)

Net income attributable to Vipshop’s shareholders—Basic	0.29	0.55	0.09

Net income attributable to Vipshop’s shareholders—Diluted	0.28	0.53	0.08

(1)Other revenues primarily consist of revenues from product promotion and online advertising, fees charged to third-party merchants which the Company provides platform access for sales of their products.

(2) Including shipping and handling expenses, which amounted RMB 244 million and RMB 361 million in the three month periods ended September 30, 2014 and September 30, 2015, respectively.

(3)Including amortization of intangible assets resulting from a business acquisition, which amounted to RMB 61 million and RMB 74 million in the three months period ended September 30, 2014 and September 30, 2015, respectively.

(4)Included income tax benefits of RMB 15 million and RMB 19 million related to the reversal of deferred tax liabilities, which was recognized on the businss acquisition of Lefeng for the three months period ended September 30, 2014 and September 30, 2015, respectively.

(5) Authorized share capital are re-classified and re-designated into Class A ordinary shares and Class B ordinary shares, with each Class A ordinary share being entitled to one vote and each Class B ordinary share being entitled to ten votes on all matters that are subject to shareholder vote.

Net income	136,987	292,853	46,078
Other comprehensive income, net of tax:
Foreign currency translation adjustments	41,534	(37,371)	(5,880)
Unrealized gain or loss of available-for-sales securities	—	(15,419)	(2,426)
Comprehensive income	178,521	240,063	37,772
Less: Comprehensive loss attributable to non-controlling interests	(30,218)	(19,302)	(3,037)

Comprehensive income attributable to Vipshop’s shareholders	208,739	259,365	40,809

	Three Months Ended
	September 30,2014	September 30,2015	September 30,2015
	RMB’000	RMB’000	USD’000
	(Unaudited)	(Unaudited)	(Unaudited)

Share-based compensation charges included are follows
Fulfillment expenses	3,329	4,496	707
Marketing expenses	4,853	4,346	684
Technology and content expenses	30,601	33,112	5,210
General and administrative expenses	26,844	34,427	5,417
Total	65,627	76,381	12,018

Vipshop Holdings Limited

Condensed Consolidated Balance Sheets

(In thousands, except per share data)

	December 31,2014	September 30,2015	September 30,2015
	RMB’000	RMB’000	USD’000
	(Unaudited)	(Unaudited)	(Unaudited)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	4,790,751	3,543,372	557,520
Restricted cash	400	—	—
Held-to-maturity securities	3,768,338	2,582,450	406,327
Accounts receivable, net	155,099	592,260	93,187
Amounts due from related parties	30,991	13,201	2,077
Other receivables	550,122	814,076	128,088
Inventories	3,588,304	2,781,181	437,594
Advance to suppliers	81,952	90,547	14,247
Prepaid expenses	21,348	45,046	7,088
Deferred tax assets	233,149	258,417	40,660
Total current assets	13,220,454	10,720,550	1,686,788
NON-CURRENT ASSETS			—
Property and equipment, net	1,911,453	2,584,530	406,654
Deposits for property and equipment	207,509	440,349	69,285
Prepaid land use right	81,991	198,121	31,172
Intangible assets, net	1,038,949	836,903	131,680
Investment in affiliates	287,390	379,887	59,772
Other investments	102,792	460,883	72,516
Available-for-sale securities investment, non-current		47,555	7,482
Other long-term assets	40,503	1,041,491	163,870
Goodwill	60,000	64,819	10,199
Total non-current assets	3,730,587	6,054,538	952,630
TOTAL ASSETS	16,951,041	16,775,088	2,639,418

LIABILTIES AND EQUITY
CURRENT LIABILITIES

Accounts payable (Including accounts payable of the VIE without recourse to the Company of RMB 7,490 and RMB 13,480 as of December 31, 2014 and September 30, 2015, respectively)	6,121,256	4,448,870	699,992

Advance from customers (Including advance from customers of the VIE without recourse to the Company of RMB 1,217,429 and RMB 732,073 as of December 31, 2014 and September 30, 2015, respectively)	1,422,935	1,660,604	261,282

Accrued expenses and other current liabilities(Including accrued expenses and other current liabilities of the VIE without recourse to the Company of RMB 944,097 and RMB 760,162 as of December 31, 2014 and September 30,2015, respectively)	2,340,756	2,184,448	343,704

Amounts due to related parties(Including amounts due to related parties of the VIE without recourse to the Company of RMB 2,474 and RMB 9,161 as of December 31, 2014 and September 30, 2015, respectively)	75,784	153,795	24,198

Deferred income (Including deferred income of the VIE without recourse to the Company of RMB 178,920 and RMB 165,361 as of December 31, 2014 and September 30, 2015, respectively)	194,560	260,225	40,944

Short term loans (Including short term loans of the VIE without recourse to the Company of nil as of December 31, 2014 and September 30, 2015)	—	6,000	944

Total current liabilities	10,155,291	8,713,942	1,371,064
NON-CURRENT LIABILITIES
Deferred tax liability	242,697	197,422	31,063
Convertible senior notes	3,854,985	3,973,420	625,184
Total non-current liabilities	4,097,682	4,170,842	656,247
Total liabilities	14,252,973	12,884,784	2,027,311

EQUITY:

Class A ordinary shares (US$0.0001 par value, 483,489,642 shares authorized, and 99,818,082 and 98,028,314 shares issued and outstanding as of September 30, 2015 and December 31, 2014, respectively)	63	64	10

Class B ordinary shares (US$0.0001 par value, 16,510,358 shares authorized, and 16,510,358 and 16,510,358 shares issued and outstanding as of September 30, 2015 and December 31, 2014, respectively)	11	11	2

Additional paid-in capital	2,538,217	2,753,440	433,231
Retained earnings	26,544	1,110,044	174,656
Accumulated other comprehensive income (loss)	(10,711)	(66,395)	(10,447)
Non-controlling interests	143,944	93,140	14,655
Total shareholders’ equity	2,698,068	3,890,304	612,107
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	16,951,041	16,775,088	2,639,418

Vipshop Holdings Limited

Reconciliations of GAAP and Non-GAAP Results

	Three Months Ended
	September 30,2014	September 30,2015	September 30,2015
	RMB’000	RMB’000	USD’000
	(Unaudited)	(Unaudited)	(Unaudited)
Income from operations	127,722	436,061	68,611
Share-based compensation expenses	65,627	76,381	12,018
Amortization of intangible assets resulting from a business acquisition	60,444	74,309	11,692
Non-GAAP income from operations	253,793	586,751	92,320

Net income	136,987	292,853	46,078
Share-based compensation expenses	65,627	76,381	12,018

Amortization of intangible assets resulting from a business acquisition and equity method investments (net of tax)	58,095	73,456	11,558
Non-GAAP net income	260,709	442,690	69,654

Net income attributable to Vipshop’s shareholders	167,091	316,698	49,830
Share-based compensation expenses	65,627	76,381	12,018
Amortization of intangible assets resulting from a business acquisition and equity method investments (exclude non-controlling interests and net of tax)	46,762	59,589	9,376

Non-GAAP net income attributable to Vipshop’s shareholders	279,480	452,668	71,224

Shares used in calculating earnings per share:
Basic common shares:
Class A ordinary shares:
—Basic	97,215,769	99,665,268	99,665,268
—Diluted	102,910,238	103,358,907	103,358,907

Class B ordinary shares:
—Basic	16,510,358	16,510,358	16,510,358
—Diluted	16,510,358	16,510,358	16,510,358

Non-GAAP net income per Class A share
Non-GAAP net income attributable to Vipshop’s shareholders—Basic	2.46	3.90	0.61
Non-GAAP net income attributable to Vipshop’s shareholders—Diluted	2.34	3.78	0.59

Non-GAAP net income per Class B share
Non-GAAP net income attributable to Vipshop’s shareholders—Basic	2.46	3.90	0.61
Non-GAAP net income attributable to Vipshop’s shareholders—Diluted	2.34	3.78	0.59

Non-GAAP net income per ADS (1 ordinary share equal to 5 ADSs)
Non-GAAP net income attributable to Vipshop’s shareholders—Basic	0.49	0.78	0.12
Non-GAAP net income attributable to Vipshop’s shareholders—Diluted	0.47	0.76	0.12